United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Large Scale Biology Corporation
-----------------------------------------------
(Name of Issuer)

Common Stock, par value $0.001 per share
--------------------------------------------------------------
(Title of Class of Securities)

517053 10 4
---------------------------
(CUSIP Number)

December 31, 2000
---------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d-1 (b)
[   ]  Rule 13d-1 (c)
[X ]  Rule 13d-1 (d)

*The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















CUSIP No.  517053 10 4

------------------------------------------------------------
1.	Name of Persons Reporting

	Technology Directors II, LLC

	I.R.S. Identification Nos. of above persons (entities only).

	13-394-7852
-----------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
	(a)
(b)	x

----------------------------------------------------------------------------
3.	SEC USE ONLY
--------------------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
---------------------------------------------------------------------------

5.	Sole Voting Power

Number of			3, 804, 390
Shares			-----------------------------------------------------
Owned by		6.  Shared Voting Power
Each					0
Reporting Person	-----------------------------------------------------
With
			7.  Sole Dispositive Power

				3,804,390
			-----------------------------------------------------

8.	Shared Dispositive Power

0
 -------------------------------------------------

9.	Aggregate Amount Beneficially Owned by each Reporting Person

3,804,390
-----------------------------------------------------------
10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares

------------------------------------------------------

11.	Percent of Class Represented by Amount in Row 9
			15.6
---------------------------------------------------------------------

12.	Type of Reporting Person

			00
----------------------------------------------------------------------




CUSIP No. 517053 10 4
--------------------------------------------------------------------------

1.	Names of Reporting Persons.

		Technology Directors II BST, LLC

	I.R.S. Identification Nos. of above persons

04-3408008
-------------------------------------------------------------------------


2.	Check the Appropriate Box if a Member of a Group
	(a)
	(b) x
----------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------

4.	Citizenship or Place of Organization

		Delaware
-----------------------------------------------------------------

Number of		5.  Sole Voting Power
Shares
Beneficially			1,134,106
Owned by		----------------------------------------------------------------
Each
Reporting Person	6.  Shared Voting Power
With
					0
			--------------------------------------------------------------------------

			7.  Sole Dispositive Power

				1,139,106
			--------------------------------------------------------------------------

8.	Shared Dispositive Power

0
---------------------------------------------

9.	Aggregate Amount Beneficially Owned by each Reporting Person

				1,139,106
-----------------------------------------------------------------------

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares

				0
------------------------------------------------------------------------

11.	Percent of Class Represented by Amount in Row  (11)

				4.66%
-------------------------------------------------------------------------

12.	Type of Reporting Person

				00
---------------------------------------------------------------------



Item 1(a)	Name of Issuer:

		Large Scale Biology Corporation

Item 1(b) 	Address of Issuer's Principal Executive Offices:

		333 Vaca Valley Parkway
		Suite 1000
		Vacaville, CA  95688

Item 2(a)	Name of Person Filing:

		This Schedule 13G is being jointly filed by (i) Technology Directors II, LLC, a Delaware limited liability company, by virtue of its direct beneficial ownership of shares of common stock, par value
$0.001 per share (the "Common Stock") of Large Scale Biology Corporation
(the "Company") and (ii) Technology Directors II BST, LLC, a Delaware limited liability company, by virtue of its direct beneficial ownership of shares of the Common Stock of the Company.
Technology Directors II, LLC and Technology Directors II BST, LLC are hereinafter collectively referred to as the "Reporting Persons."

		The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2001, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

Item 2(b)	Address of Principal Business Office:

		The address of the principal business office of each of the Reporting Persons is 460 Bloomfield Avenue, Suite 200, Montclair, NJ 07042.

Item 2(c)	Citizenship:

		Each of the Reporting Persons is a limited liability company organized under the law of the State of Delaware.

Item 2(d)	Title of Class of Securities:

		Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

		517053 10 4

Item 3		If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b)
or (c), Check Whether the Person Filing is a :

		 Not Applicable

Item 4		Ownership:

		Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2000, sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the Common Stock as follows:

		I.	Technology Directors II, LLC is the beneficial owner and
has the sole power to vote and to dispose of 3,804,390 shares of Common
Stock, constituting approximately 15.6% of Common Stock.

		II. 	Technology Directors II BST, LLC is the beneficial owner
and has the sole power to vote and to dispose of 1,139,106 shares of Common Stock, constituting approximately 4.66% of Common Stock.

		The Reporting Persons are each controlled by their four respective Voting Members. Messrs. John W. Maki, John J. O'Malley and Kevin
J. Ryan serve as Voting Members of each Reporting Person. The Reporting Persons collectively hold approximately 20.26% of Common Stock.

Item 5		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6		Ownership of More than Five Percent on Behalf of Another
Person:

		No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

	Not Applicable

Item 8	Identification and Classification of Members of the Group:

	Not Applicable

Item 9		Notice of Dissolution of Group:

		Not Applicable.

Item 10.	Certifications:

		Not Applicable.






SIGNATURE


	After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2001


				Technology Directors II, LLC

				By:  	/s/ John W. Maki
					-------------------------------------------
					John W. Maki
					Managing Member


				Technology Directors II BST, LLC

				By:  	/s/ John W. Maki
					---------------------------------------------
					John W. Maki
					Managing Member




























						Exhibit A


AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

	(i) 	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them: and

	(ii)	Each of them is responsible for the timely filing of such Schedule
13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	February 14, 2001

				Technology Directors II, LLC

				By:  	/s/ John W. Maki
					-------------------------------------------
					John W. Maki
					Managing Member


				Technology Directors II BST, LLC

				By:  	/s/ John W. Maki
					---------------------------------------------
					John W. Maki
					Managing Member
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